Exhibit 99.1

 SilverCrest Announces Updated Santa Elena Reserves and Resources;
Silver and Gold Probable Reserves Increase by 103% and 50%
Silver and Gold Indicated Resources Increase by 127% and 99%

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C. May 29, 2013 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce updated Reserve and Resource estimations for its Santa Elena Mine in Sonora, Mexico. The updated Probable Reserves (underground, open pit and leach pad) are estimated at 8.2 million tonnes grading 74.9 gpt Ag and 1.24 gpt Au containing 19.7 million ounces of silver and 327,430 ounces of gold, representing a 103% increase in contained silver and 50% increase in contained gold over previous Probable Reserves stated below. Updated Indicated Resources (exclusive of Probable Reserves) are estimated at 2.1 million tonnes grading 114.9 gpt Ag and 1.69 gpt Au containing 7.9 million ounce of silver and 116,000 ounces of gold, representing a 127%  increase in contained silver and 99% increase in contained gold over previous Indicated Resources stated below. Details of the updated Reserves and Resources are summarized in the following tables and will be included in the Santa Elena Expansion Pre-Feasibility Study (Technical Report) to be filed on SEDAR within 45 days of this release.

J. Scott Drever, President commented: “We are extremely pleased with the results of our updated Reserve and Resource estimates for the underground, open pit and heap leach pad definition and resource expansion drill program. The significant increase in Reserves has clearly defined processing feed for our planned 3,000 tonne per day processing facility (Milling & CCD leaching) for an additional 8 years. What is even more exciting is that we have yet to define the limits of the Main Mineralized Zone and have only begun to explore the newly discovered high grade El Cholugo and El Cholugo Dos zones. We look forward to a banner year in 2014 with the commissioning of the new processing facility in Q1 2014 and the expansion of our annual metals production to an estimated 3.5 to 4.0 million ounces of silver equivalent (55:1 Ag:Au). ”

SANTA ELENA UPDATED RESERVES AND RESOURCES (April 30, 2013)

Classification1	Tonnes	Au gpt	Ag gpt	Au oz	Ag oz
SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES2
PROBABLE	3,920,510	1.57	108.1	198,170	13,624,640
SANTA ELENA OPEN PIT RESERVES3
PROBABLE	1,426,710	1.52	66.8	69,830	3,062,200
SANTA ELENA LEACH PAD RESERVES4
PROBABLE	2,844,530	0.65	33.3	59,420	3,048,200
TOTAL RESERVES	8,191,760	1.24	74.9	327,430	19,735,050
SANTA ELENA UNDERGROUND RESOURCES5
INDICATED	2,142,820	1.69	114.9	116,000	7,919,000
INFERRED	1,489,750	1.50	155.6	72,000	7,453,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on 3 year historic metal price trends of US$28/oz silver, US$1450/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag with a metal ratio of Ag:Au at 70:1 used for grade cutoff determination . All Mineral Resources and Reserves conform to NI 43-101, 43-101CP, and CIM definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.
1 Open Pit and Leach Pad Probable Reserves were classified by SilverCrest.  Underground Reserves and Resources were classified by EBA, a Tetra Tech Company.
2 Underground Probable Reserve is based on a cutoff grade of 1.47 gpt AuEq with an average 10% dilution and 90% mine recovery.  Average true thickness of the designed stopes is 13.4 metres.
3 Open Pit Reserve is based on a cutoff grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.
4 Leach Pad Reserve based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 gpt AuEq. No capping was applied.
5 Underground Resources are exclusive of Probable Reserves and based on 1 gpt AuEq grade shell, a cutoff grade of 1.4 gpt AuEq, and applied capping of 12 gpt Au and 600 gpt Ag.

SANTA ELENA “PREVIOUS” RESERVES AND RESOURCES (January 2012) for comparative purposes;

Classification	Tonnes	Au gpt	Ag gpt	Au oz	Ag oz
SANTA ELENA OPEN PIT RESERVES1
PROBABLE	3,459,200	1.96	87.3	217,800	9,713,600
SANTA ELENA UNDERGROUND RESOURCES2
INDICATED	991,100	1.83	109.1	58,330	3,476,960
INFERRED	1,879,000	1.53	86.9	92,470	5,250,190

Note: All numbers are rounded.
1 based on $1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent with applied metallurgical recoveries
2 based on $1,000/oz of gold and $18/oz of silver, cut-off grade is 1.77 gpt gold equivalent with applied metallurgical recoveries.

Before production commenced, the Santa Elena open pit defined a mine life of approximately 6.5 years (including ramp up) having a Reserve of 5.1 million tonnes grading 1.72 gpt Au and 73.4 gpt Ag (refer to Technical Report dated April 1, 2011). In April 2011, the open pit Reserve was depleted by approximately 6 months of production and optimized with a remaining 4.79 million tonnes grading 1.81 gpt Au and 75.9 gpt Ag (refer to Technical Report dated April 1, 2011).  By January 2012, the open pit was depleted from 2011 production and re-optimized with a resultant Reserve of 3.45 million tonnes grading 1.96 gpt Au and 87.3 gpt Ag showing lesser tonnes and higher grade. Re-optimization of the open pit between April 2011 and April 2013 has reclassified approximately 880,000 tonnes of open pit Reserve to underground Resources which was converted mostly (excluding stope pillars) to the new underground Reserves. The main purpose for re-optimization was to avoid a higher open pit strip ratio at higher cost in future years in the mine life but still be able to mine the displaced Reserves from underground.

SANTA ELENA UPDATED RESERVE AND RESOURCE DATABASES

Based on available data, the current dominant silver-gold mineralization at the Santa Elena Mine is hosted within the Main Mineralized Zone (MMZ) which is a low-sulfidation calcium-rich epithermal deposit that strikes nearly east-west for an estimated distance of 1.3 kilometres with an average true width of approximately 15 metres. The continuous mineralized zone has been drill-tested to a minimum depth of 500 metres from surface and open in most directions. The near-parallel El Cholugo and El Cholugo Dos zones are located approximately 20 to 50 metres below the footwall of the MMZ. These two new discoveries appear to be splays off the MMZ with similar silver-gold mineralization.

The updated underground Reserves and Resources have been independently estimated by EBA, a Tetra Tech Company, utilizing 2012 and 2013 drilling results along with previous independently-validated data (see SEDAR for previous NI 43-101 compliant Technical Reports). Drilling in 2012 and early 2013 was focused on conversion and expansion of underground Resources to Reserves with an average drill hole spacing of approximately 35 metres. Drilling data from 2012 and 2013 used for underground Resource estimate included 138 holes (45,011 metres) and 96 previous holes (14,865 metres). A total of 2,941 composite samples were used as the basis for the block model.

The updated open pit Reserves and Resources have been estimated by SilverCrest utilizing Company extensive production data (blastholes), exploration drilling data and computer modelling. All Indicated Resources in the currently operating open pit have been converted to Reserves as of April 30, 2013.

The Leach Pad Reserves (spent ore) have been estimated by the Company utilizing crusher composite samples, drill data from verification holes on the pad, bottle roll tests to process design specifications and SilverCrest production leach curves. In early May 2013, the Company completed 25 large diameter drill holes (355 metres) on the pad to obtain additional information for the purposes of validation of production data. All spent ore material on the leach pad will be reprocessed through the new processing facility once operational. Only the material currently on the pad and leached (300 day cycle completed or estimated full cycle) has been declared as Reserves. Approximately 750,000 tonnes of open pit material is planned to be placed on the pad during the remainder of 2013 and will undergo only partial leaching before being reprocessed through the new facility. Once this material is placed on the pad and leaching has been discontinued, it will be declared as leach pad Reserves for processing and metal recovery in late 2014 and beyond.

Extensive metallurgical test work including ongoing operations data show that all declared Reserves are amenable to conventional leaching either by heap leach technology or standard CCD milling with a Merrill Crowe recovery system for dore bar production. Estimated recovery grades are stated below in Reserves Criteria table.

SANTA ELENA UPDATED RESERVE AND RESOURCE MODELLING

The Santa Elena underground, open pit and leach pad Mineral Resource estimates were completed using Gemcom GEMS modelling software and are compliant with  National Instrument 43-101 and conform to guidelines and definitions established by the Canadian Institute of Mining and Metallurgy (CIM). Using CIM Definition Standards for Mineral Resources and Mineral Reserves, Mineral Resources have been classified as being either Indicated or Inferred based on the number of samples used for estimation relative to the block location and the overall search distance confidence derived from the variogram analysis. Inferred Resources should not be used as the basis for evaluation of economic viability of the project. Details of these criteria will be presented in the Technical Report to be filed on SEDAR.

The Underground Mineral Resource estimates are based on verified information from historical and recent Company sources, up to and including drill hole SE-13-145.  The block model includes the Main Mineralized Zone, El Cholugo and El Cholugo Dos.  Solid boundaries for the mineralization were interpreted within a geological vein solid and constrained using a minimum 1 gpt AuEq cut-off from raw drill hole assay intervals. The Main Mineralized Zone grade shell was segmented into three major domains to accommodate flexures and structural orientation changes.  The raw assay data was composited to 1 metre within the grade shell and was interpolated into a 5 metre x 5 metre x 5 metre block size model using Ordinary Kriging.  Grade caps of 12 gpt Au and 600 gpt Ag were determined from log-probability and histogram analysis and applied after compositing. The search ellipse ranges were based on geological field observation, semi-variogram analysis and iterative interpolation. Grade interpolation within the vein hosted mineralization utilized two passes with anisotropic search ellipses oriented along the interpreted domain trend with major axes ranges of 90 and 117 metres, and semi-major ranges of 69 and 89 metres, respectively.  A minimum of 2 composites, to a maximum of 15, were required to interpolate block grades with no more than 5 composites reporting from any one drill hole.  Based on limited laboratory and in situ specific gravity testing, a value of 2.60 g/cm3 was applied as a specific gravity for all vein hosted mineralized material in the model.

The Open Pit Mineral Resource estimates are based on verified information from historical and recent Company sources. Solid boundaries for the mineralization were constrained at 0.20 gpt AuEq cut off and the open pit limits defines the mineralized material dated as December 31, 2012. All open pit Mineral Resources are declared as Reserves. Open pit production from January 1 to April 30, 2013 was subtracted from the December 2012 Resource estimation. The Resource estimation was completed using Gemcom GEMS software applying Ordinary Kriging. Raw data (blast holes, core and RC samples) were composited to a 5 metre length for blast holes and 2 metre length for in-pit core and RC samples. These composites were assessed for spatial and geostatistical purposes. A capping of 8 gpt Au and 300 gpt Ag was applied to core and RC data only. The composite data was interpolated into a 5 metre x 5 metre x 5 metre block size model using Ordinary Kriging in two passes. The first one using only blast hole data with an average spacing of 4 metres and interpolating grades to a maximum distance of 15 metres from the sample location. The second pass used only core and RC drilling data spaced on average 50 metres to interpolate 5 metre x 5 metre x 5 metre blocks located in distances beyond 15 metres from the sample location. The blasthole resource model was compared against the production data for verification purposes.

The Leach Pad Reserves (spent ore) have been estimated by the Company utilizing daily production, grade and mass records obtained at the crushing plant when conveying mineralized material to the pad. These records represent a complete production dataset since start up of the operations at Santa Elena. A detailed leach pad survey was completed in April 2013 to provide volumes of material placed on the pad. This volume was compared with weightometer data collected on the crushing plant to validate tonnes on the pad using well known specific gravity on the leach pad of 1.85 g/cm3. SilverCrest has completed 25 large diameter Becker Hammer, Tandem Mounted hydraulic drill holes (355 metres- drill holes spaced on a 25 metre by 25 metre grid) on the pad to obtain additional information for the purposes of validation of production data. Raw assay data were interpolated into a 100 metre x 100 metre x 6 metre block size model. An inverse distance squared methodology was used with a single domain and search ellipse. The search ellipse ranges were based on drill hole spacing, field observation, geostatistical analysis and iterative interpolation.  No grade capping was applied. Grade interpolation within the two surfaces utilized an anisotropic ellipse oriented along the interpreted zone with major and semi-major axis ranges of 200 metres and a minor axis range of 200 metres.  A minimum of 2 composites, to a maximum of 12, were required to interpolate block grades with no more than 3 composites reporting from any one drill hole in multi stage search radiuses to populate all blocks. The validation results support the estimation by the Company utilizing daily production data.

SANTA ELENA RESERVE CRITERIA

The Santa Elena Reserve estimates as stated above were completed using GEMS resource models for defining open pit, underground and leach pad Reserves along with criteria as presented in the following table.

Base Case Metal Prices1	All US$
Gold	$1,450.00
Silver	$28.00
Mining Method	Open Pit	Open Pit	Underground		Leach Pad
Process Method	Heap Leach	CCD Mill	CCD Mill		CCD Mill
Mining Cost/T ore	$2.42	$2.50	$21 to 482		$0.25 to 0.75
Mining Cost/T waste	$1.52	$2.00	NA		NA
Processing Cost/T3	$6.65	$20.50	$20.50		$18.50
General & Administration4	$3.30	$3.00	$3.00		$3.00
Metal Recoveries5
Gold	63%	92%	92%		92%
Silver	40%	67.5%	67.5%		67.5%
Pit walls – North Wall overall angle	55.0	55.0	NA		NA
Pit walls – South Wall overall angle	45.0	45.0	NA		NA
Ramp Width (metres)	10 to 15	10 to 15	4.5		NA
Average Dilution	5%	5%	10	%2	NA
Ave. Mining Recovery	95%	95%	90	%2	100%

1 Based on 3 year historic metal price trends
2 Underground mining costs, dilution and mine recovery are based on stope type, either long hole (68% of design stopes) or cut and fill (32% of designed stopes) mining method.
3 Processing includes crushing, milling, site refining and dry stack tailings disposal.
4 Estimated based on current operations and may vary on an annual basis.
5 Recoveries for leach pad based on 2009 Metcon test work and recent Company production leach cycles for life of pad. During the period from 2010 through 2012 (solution ramp up), an average recovery of 57% Au and 30% Ag was achieved. Refer to Technical Report dated May 11, 2011 on SEDAR. Leach pad CCD mill recoveries are based on in-situ remaining ounces on the pad.

Pre-Feasibility level results including Santa Elena economic analysis is expected to be announced within 45 days of this news release. The extended mine life with updated Reserves is anticipated to be 8 more years at the proposed 3,000 tonne per day milling rate.

The Santa Elena Mine has good potential for additional Resources with the deposit open in most directions. Further infill and expansion drilling is recommended to potentially increase Resources and convert to Reserves.

The Qualified Persons for the Santa Elena Resource and Reserve estimations who have reviewed and approved the contents of this news release are N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for the Company, James Barr., P.Geo. and Mike Tansey, P.Eng. from the consulting firm of EBA, a Tetra Tech Company, and John Fox, P.Eng. of Laurion Consulting Inc. SilverCrest is now classified as a “producing issuer” as defined in NI 43-101, as a result of which the Technical Report is not required to be prepared by or under the supervision of an Independent Qualified Person. The Santa Elena Expansion Pre-Feasibility Study (Technical Report) in compliance with NI 43-101 is currently being prepared by the Qualified Persons and will be filed on SEDAR no later than 45 days from the date of this release.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 625,000 ounces of silver and 33,000 ounces of gold in 2013. An expansion plan is well underway to nearly double the annual metals production in 2014 at the Santa Elena Mine (open pit and underground). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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